EXHIBIT 12

DARDEN RESTAURANTS, INC.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)

	Fiscal Year Ended
	May 31, 2015	May 25, 2014	May 26, 2013	May 27, 2012	May 29, 2011
Consolidated earnings from continuing operations before income taxes	$175.3	$174.6	$274.0	$355.1	$341.1
Plus fixed charges:
Gross interest expense(1)	194.2	137.5	129.8	106.4	97.5
40% of restaurant and equipment minimum rent expense	66.8	58.6	50.3	40.2	36.4
Total fixed charges	261.0	196.1	180.1	146.6	133.9
Less capitalized interest	(1.3)	(2.6)	(2.9)	(3.4)	(2.6)
Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$435.0	$368.1	$451.2	$498.3	$472.4
Ratio of consolidated earnings from continuing operations to fixed charges	1.7	1.9	2.5	3.4	3.5

(1)     Gross interest expense includes interest recognized in connection with our unrecognized income tax benefits